Item 77I(a)i

Quaker Investment Trust ("Registrant")
Form N-SAR for the Six Months Ended June 30, 2009

Sub-Item 77I(a)i:  Terms of new or amended securities

Class C Shares purchased on or after July 1, 2008 will no longer be subject to a contingent deferred sales charge (“CDSC”). Class C Shares purchased prior to July 1, 2008 will continue to be subject to a CDSC of 1.00% on shares redeemed within 13-months of purchase.